                                  June 28, 2006



Ms. Nili Shah
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 7010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

               Re:  Stericycle, Inc.
                    Form 10-K for the fiscal year ended December 31, 2005 Filed March 6, 2006
                    File No. 0-21229

Dear Ms. Shah:

          I am writing on Stericycle's behalf in response to comment 1 in your letter of June 15, 2006 to Mark C. Miller, Stericycle's President and Chief Executive Officer, in reply to my letter of May 24, 2006.

          For your convenience, I repeat comment 1:

     1. We note your response to comment 1 in our letter dated May 12, 2006 regarding the classification of the settlement and legal costs for the 3CI class action litigation. Specifically, we note that the litigation related to "claims that the minority shareholders had been harmed by our control of 3CI and that our alleged self-dealing had unjustly enriched Stericycle at 3CI's expense with a view to depressing the price of 3CI stock." We also note that 3CI is a consolidated subsidiary in which you owned 67.5% of the common stock prior to the litigation settlement and short-form merger. As the revenue and expenses of 3CI are included in the determination of your operating income, the litigation settlement costs should also be included in the determination of your income from operations. As such, please amend your Form 10-K to restate your consolidated statement of income to reclassify the expenses within income from operations. Please also comply with comment 4 in our letter dated May 12, 2006.

          We respectfully disagree with the staff's position for the following reasons:

               (1) It is not clear to us how it follows from the fact that the revenues and expenses of 3CI are included in our consolidated operating income that the 3CI settlement payment and legal fees should be, too. The settlement payment was made to the claims administrator for payment to eligible minority shareholders of 3CI. It was neither revenue of 3CI nor an expense of 3CI. It related to the minority shareholders' investment in 3CI, and not to 3CI itself or its operations.

               (2) The 3CI class action litigation did not relate to our operations or 3CI's, and the nature of the litigation was not the type that might be expected to arise in the course of operations.

               (3) We do not believe that Rules 5-03(b)(8) and (9) of Regulation S-X provide definitive direction or guidance. In any event, our treatment of the $36.481 million that we recorded as a non-operating expense was consistent with Rule 5-03(b)(9). The settlement was entered into to protect our investment in 3CI, and thus the settlement payment should be characterized as a "loss on securities" within the meaning of clause (a) of the first sentence of Rule 5-03(b)(9).

               (4) We present minority interest expense related to our majority-owned subsidiaries below income from operations, as required by Rule 5-03(b)(12) of Regulation S-X. We believe that, consistent with this presentation, our settlement with the minority shareholders of 3CI should also be presented below income from operations.

               (5) In view of the disclosures that we have already made regarding the 3CI class action settlement (i.e., the Form 8-K that we filed on November 17, 2005 and note 15 to our consolidated financial statements included in our Form 10-K for 2005), we do not see that there would be any informational or other benefit to investors from a reclassification of the settlement payment as an operating expense. A reclassification would not affect our income before income taxes, net income or earnings per share. A reclassification would, of course, reduce our income from operations; but because of the magnitude of the amount and its unusual and non-recurring nature, we would disclose the effect of the settlement payment on our operating income in a new note to our consolidated financial statements. We believe that this disclosure would be necessary to enable investors to compare our operating income from year-to-year on equivalent terms by adding back the settlement payment to our operating income for 2005.

          Because facts and reasons are sometimes explored more clearly in conversation, we request the opportunity to discuss this response and our earlier response with you and Ms. Houser by telephone at a mutually convenient opportunity.


                                        Very truly yours,

                                        /s/ Frank J.M. ten Brink
                                        ------------------------------
                                        Frank J.M. ten Brink
                                        Executive Vice President
                                          and Chief Financial Officer
FtB/rdt
cc:       Ms. Tracy Houser, Staff Accountant